UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2) *

PALTALK, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

69764K106

(CUSIP Number)

Greg R. Samuel, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69764K106
1. Names of Reporting Persons. Jason Katz
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3. SEC Use Only
4. Source of Funds (See Instructions) PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 549,582
8. Shared Voting Power 0
9. Sole Dispositive Power 549,582
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 549,582

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☑

Excludes 201,265 shares of the Issuer’s Common Stock held by the spouse of Mr. Katz. Mr. Katz disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that Mr. Katz is the beneficial owner of these securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

13. Percent of Class Represented by Amount in Row (11) 8.0% (1)
14. Type of Reporting Person (See Instructions) IN

(1) The percentage is calculated based on 6,868,954 shares of the Issuer’s Common Stock outstanding on August 1, 2020, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, which was filed by the Issuer with the Commission on August 6, 2020.

CUSIP No. 69764K106
1. Names of Reporting Persons. Judy Katz
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3. SEC Use Only
4. Source of Funds (See Instructions) PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 201,265
8. Shared Voting Power 0
9. Sole Dispositive Power 201,265
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 201,265

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☑

Excludes 549,582 shares of the Issuer’s Common Stock held by the spouse of Ms. Katz. Ms. Katz disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that Ms. Katz is the beneficial owner of these securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

13. Percent of Class Represented by Amount in Row (11) 2.9% (1)
14. Type of Reporting Person (See Instructions) IN

(1) The percentage is calculated based on 6,868,954 shares of the Issuer’s Common Stock outstanding on August 1, 2020, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, which was filed by the Issuer with the Commission on August 6, 2020.

This Amendment No. 2 (this “Amendment”) reflects changes to the information in the Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons with the Commission on October 17, 2016, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the Commission on June 7, 2017 (as amended, the “Schedule 13D”). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

This Amendment is being filed to disclose the purchase of a total of 69,216 shares of Common Stock, or approximately 1.0% of the outstanding Common Stock, of the Issuer previously reported as being beneficially owned by Mr. Katz.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Paltalk, Inc., a Delaware corporation (the “Issuer”), with principal executive offices at 30 Jericho Executive Plaza, Suite 400E, Jericho, New York 11753.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended to delete subsections (b) and (c) thereof and replace them in their entirety with the following:

(b) Business Address:

c/o Paltalk, Inc.

30 Jericho Executive Plaza

Suite 400E

Jericho, New York 11753

(c) The principal occupation of Mr. Katz is the Chief Executive Officer, President, Chief Operating Officer, and Chairman of the Board of Directors of the Issuer. Ms. Katz is the spouse of Mr. Katz.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons acquired their interest in the securities described in Item 5 of this filing in connection with the consummation of the Merger pursuant to the Merger Agreement. On October 7, 2016, the Issuer consummated the Merger pursuant to the terms and conditions of the Merger Agreement. In connection with the Merger, the Reporting Persons received an aggregate of 681,631 shares of Common Stock based on the Reporting Persons’ ownership of common stock of AVM at the time of the Merger, including shares of Common Stock previously held in escrow to secure indemnification obligations following the Merger.

Between November 17, 2017 and August 13, 2020, Mr. Katz expended an aggregate of approximately $249,497 of his personal funds to purchase 69,216 shares of Common Stock in the open market at various purchase prices.

Items 4 through 6 of this filing are hereby incorporated by reference into this Item 3.

Item 5. Interest in Securities of the Issuer.

Items 5(a) through 5(c) of the Schedule 13D are hereby amended and restated as follows:

(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Persons are stated in Items 11 and 13 on the cover pages hereto.

(b) Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page hereto.

(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the Reporting Persons are described below:

Transaction Date	Effecting Person(s)	Shares Acquired	Shares Disposed	Price Per Share	Description of Transaction
08/12/2020	Jason Katz	500		$1.50	Open Market Purchase
08/13/2020	Jason Katz	2,000		$1.50	Open Market Purchase

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated as follows:

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement, dated June 7, 2017, by and between the Reporting Persons (incorporated by reference to Exhibit 99.1 to Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the SEC on June 7, 2017).
99.2	Agreement and Plan of Merger, dated as of September 13, 2016, by and between the Issuer, AVM, SAVM Acquisition Corporation, and Jason Katz, as representative of the stockholders of AVM (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on September 14, 2016).
99.3	Form of Lock-Up Agreement (incorporated by reference to Exhibit 99.3 to the Schedule 13D filed by the Reporting Persons on October 17, 2016).
99.4	Nonqualified Stock Option Agreement, dated as of April 13, 2017, by and between Snap Interactive, Inc. and Jason Katz (incorporated by reference to Exhibit 99.4 to Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the SEC on June 7, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 17, 2020

JASON KATZ

/s/ Jason Katz

JUDY KATZ

/s/ Judy Katz